Exhibit 99.2

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and six months ended June 30, 2012 and 2011

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three and six months ended June 30, 2012 and 2011 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standard Board, and the annual financial statements and MD&A for the year ended December 31, 2011.  This MD&A has taken into account information available up to and including August 9, 2012. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

OVERVIEW

Lake Shore Gold is a gold mining company that is in production and is pursuing rapid growth through the continued advancement of the Company’s three wholly owned gold complexes located in the century-old Timmins Gold Camp of Northern Ontario. The Company has a current workforce of over 700 employees and contractors.

At the Timmins West Complex, the Company is in commercial production at the Timmins West Mine (including the Timmins Deposit and adjacent Thunder Creek Deposit) and is evaluating the Gold River Trend project, where an updated resource was released early in 2012, as well as the 144 exploration property. On the east side of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine, where commercial production commenced effective January 1, 2012. The Bell Creek Complex also hosts a number of exploration properties, including Vogel, Marlhill, Wetmore and others. The Fenn-Gib project,  located approximately 60 kilometres east of Timmins along the eastern extension of the Destor Porcupine and Pipestone fault zones, is a potential large-scale, open-pit gold project with a recently released resource and excellent potential for further growth.

The Company’s central mill has a current operating capacity of 2,000 tonnes per day and is processing ore from the Timmins West Mine and Bell Creek Mine. An expansion of the mill to a capacity of 3,000 tonnes per day is being completed in stages, with a production rate of 2,500 tonnes per day expected to be achieved by late 2012 and 3,000 tonnes per day to be reached in 2013.

Lake Shore Gold is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE-MKT under the symbol LSG.

Effective January 1, 2012 both the Timmins West Mine, including  the Timmins Deposit and Thunder Creek Deposit, and Bell Creek Mine are in commercial production. During the second quarter and first six months of 2011 only the Timmins Deposit of Timmins West Mine was in commercial production.

Second Quarter 2012 Highlights

•

Production of 24,426 ounces recovered (183,215 tonnes grading 4.3 grams per tonne) near the top of the Company’s target range of 20,000 — 25,000 ounces; a total of 24,298 ounces were poured during the quarter, with 24,915 ounces being sold at an average price of US$1,605 per ounce.

•

Production for the first six months of 2012 of 41,106 ounces recovered (343,724 tonnes grading 3.87 grams per tonne); 40,479 ounces were poured and 43,389 ounces were sold, at an average price of US$1,641 per ounce. The Company remains on track to achieve its 2012 production guidance of 85,000 to 100,000 ounces of gold poured.

•	Mill throughput during the second quarter averaged 2,013 tonnes per day with an average recovery rate of 96.8%.

•

Cash operating costs* per ounce sold during the second quarter and first half of 2012 (before royalties) were US$916 and US$963, respectively. Cash operating costs per ounce sold during the second quarter were higher than cash costs per ounce produced reflecting the impact of ounces produced during the first quarter on inventory at the beginning of the second quarter.

•

Progress was made in the second quarter of 2012 in managing the Company’s balance sheet and capital position. Plans were announced to reduce capital expenditures in 2012 by $15.0 to $20.0 million through cost savings and the deferral of certain expenses not immediately critical to achieving key production targets. Near the end of the quarter, the Company completed the credit facility agreement with Sprott Resource Lending Partners (“Sprott”) for up to $70.0 million with $35.0 million from a gold-linked note which was drawn on July 16, 2012.

•	Capital expenditures for the first six months of 2012 totaled $85.9 million with an additional $6.4 million of expenditures for exploration.

•

Significant development, ore delineation and stope preparation work was completed during the first half of 2012 with the capital program for development of Timmins West Mine on track to position the Company for higher levels of production in 2013.

	•	5,186 metres of total capital development completed
	•	64,875 metres of definition and delineation drilling completed.

•

Exploration success during second quarter of 2012 included major extensions of the high-grade core at the Gold River Project and the expansion of Fenn-Gib mineralization in multiple directions, as well as the identification of new exploration targets at both projects

•

An updated reserve estimate was released for Timmins West Mine during the second quarter, including probable reserves of 823,848 ounces of gold (4,922,180 tonnes grading 5.21 grams per tonne), in line with the Company’s objective of establishing and maintaining three to five years of reserves ahead of production.

*Denotes a non-GAAP measure. See “non-GAAP” measures on page 14 of this MD&A.

Financial Overview

	Three months ended June 30,		Six months ended June 30,
(In $’000 except the per share amounts)	2012	2011	2012	2011

Commercial gold sales (ounces)	24,915	8,778	39,352	23,413
Realized gold price (US$ per ounce)	1,605	1,510	1,641	1,431
Exchange rate ($ to US$)	0.99	1.01	1.00	1.02
Revenue ($’000)	$40,739	$12,843	$65,302	$32,710
Cash cost of sales*	$(23,936)	$(10,284)	$(39,052)	$(18,751)
Cash earnings from mine operations*	$16,803	$2,559	$26,250	$13,959
Depreciation, depletion and share based payments	(13,609)	(4,519)	(21,795)	(9,882)
Earnings (loss) from mine operations	$3,194	$(1,960)	$4,455	$4,077
Net loss	$(1,982)	$(2,478)	$(4,935)	$(246)
Net loss per share - basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.00)

* Denotes a non-GAAP measure. See “Non-GAAP measures” on page 14 of this MD&A

OUTLOOK

In 2012, Lake Shore Gold is focused on completing an extensive capital development program at the Timmins West Mine that will position the Company for strong production growth in 2013. During the first half of 2012, the Company met target production levels and made good progress with its development, ore delineation and stope preparation work.  Production during the second half of the year is expected to increase from the first half level leading to full-year production within the previously announced target range of 85,000 to 100,000 ounces. The cash cost target for 2012 of US$825 to US$875 per ounce remains unchanged.

During the second quarter of 2012, the Company announced plans to reduce capital spending in 2012 by $15.0 to $20.0 million through cost savings and the deferral of expenditures not immediately critical to achieving key production targets. Total capital spending for 2012 is now projected at $170-$175 million, including approximately $85 million related to work at Timmins West Mine, $56 million to the mill expansion, $6 million of other milling costs, $16 million to advance Bell Creek and an additional $10 million for surface exploration drilling.

As of July 31, 2012, the Company had cash and cash equivalents of $57.7 million as well as $4.7 million of gold bullion inventory and an additional $35.0 million of liquidity from the Sprott credit facility (through a standby line of credit), which was finalized late in the second quarter 2012. The standby line can be drawn as of November 1, 2012. Based on its current liquidity position and anticipated cash flow to the end of the year, the Company is positioned to fund all remaining planned expenditures in 2012. (All cash flow and other financial projections for 2012 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 0.98).

GOLD SALES

43,389 ounces sold in first half of 2012 for total proceeds of $72.0 million

	Second quarter 2012	First quarter 2012	Second quarter 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Revenues
Commercial gold sales (ounces)	24,915	14,437	8,778	39,352	23,413
Realized gold price ($’s)	$1,625	$1,693	$1,461	$1,633	$1,403
Revenue ($’000)	$40,739	$24,563	$12,843	$65,302	$32,710
Add gold sales capitalised in mining interests	$0	$6,706	$14,898	$6,706	$41,589
Total gold sale proceeds ($’000)	$40,739	$31,269	$27,741	$72,008	$74,299
Total gold sales (ounces)	24,915	18,474	18,988	43,389	52,942

All gold production in 2012 is commercial production as compared to 2011 when the Timmins Deposit was the sole commercial operation for the Company. Commercial gold sales during the first half of 2012 totaled 39,352 ounces for gold revenues of $65.3 million compared to 23,413 ounces for total gold revenues of $32.7 million during the first half of 2011. The increase in gold revenues reflected higher commercial ounces sold as well as a higher average realized price in the first half of 2012 with the gold price averaging US$1,641 ($1,633) per ounce compared to US$1,431 ($1,403) per ounce during the first half of 2011.  The difference between commercial gold sales in the first half of 2012 and total gold sales of 43,389 ounces reflects gold held in inventory at the beginning of the year relating to production at Bell Creek and the Thunder Creek Deposit late in 2011, prior to commercial production commencing at these two deposits.

Commercial gold sales during the second quarter of 2012 totaled 24,915 ounces at an average price of US$1,605 ($1,625) per ounce for gold revenues of $40.7 million. Commercial gold revenues increased by 66% and 217% from the first quarter of 2012 and second quarter of 2011, respectively, reflecting a higher level of commercial ounces sold. Also contributing to the increase in gold revenues from the second quarter of 2011 was an 11% increase in the average realized gold price.

OPERATIONS REVIEW

	Second quarter 2012	First quarter 2012	Second quarter 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Operating results
Tonnes milled	183,215	160,509	162,974	343,724	311,358
Grade (grams/tonne)	4.30	3.40	3.55	3.87	4.16
Mill recoveries	96.80%	95.09%	96.34%	96.07%	96.08%
Gold processed (ounces)	24,426	16,680	17,615	41,106	39,942
Gold poured (ounces)	24,298	16,180	17,421	40,479	43,321
Gold sales (ounces)	24,915	18,474	18,988	43,389	52,942
Commercial gold production (ounces)	24,426	16,680	9,701	41,106	20,578
Per ounce data - US$
Realized gold price	$1,605	$1,690	$1,510	$1,641	$1,431
Cash cost of sales, before royalties	$916	$1,034	$1,187	$963	$819

Overview

Gold processed (recovered) during the second quarter of 2012 totaled 24,426 ounces, a 46% increase from the first quarter of 2012 and a 39% increase compared to the second quarter of 2011. The 24,246 ounces processed during the second quarter of 2012 was near the top of the Company’s target range of 20,000 - 25,000 ounces for the quarter. The increase in recovered ounces in the second quarter of 2012 compared to both prior periods reflected a higher average grade, increased mill throughput and a slightly higher average mill recovery rate.

Gold processed during the first half of 2012 totaled 41,106 ounces, slightly higher than the 39,942 ounces processed during the first half of 2011. The increase in year-to-date production in 2012 was due to higher throughput levels, which more than offset a lower average grade compared to the first half of 2011.

Cash costs during the second quarter of 2012 were US$916 per ounce sold before royalties and US$949 per ounce after royalties. The cash cost performance for the second quarter improved from both the first quarter of 2012 and second quarter of 2011, when cash costs per ounce sold before royalties averaged $1,034 and $1,187, respectively.  Lower average cash costs for the second quarter of 2012 were largely a reflection of the higher average grades during the quarter. Cash operating costs for the first six months of 2012 were US$963 per ounce sold compared to US$819 per ounce for the same period a year earlier with the increase in costs mainly related to the lower average grade during the first half of 2012.

On a per tonne basis, cash costs averaged $124 and $116 in the second quarter and first half of 2012, respectively. Cash costs per tonne for the second quarter 2012 compared to $109 for the first quarter of 2012 and $122 per tonne for the second quarter of 2011. The increase in the cash cost per tonne reflects increased usage of contractors.

The average grade for production in the second quarter of 2012 was 4.30 grams per tonne, an increase from 3.40 grams per tonne for the first quarter of the year and 3.55 grams per tonne for the second quarter of 2011. The increase in average grade from the prior quarter resulted from higher average stoping grades at Timmins West Mine and a greater proportion of mill feed coming from stope production as opposed to lateral development. Approximately 75% of mill feed during the second quarter of 2012 came from stope production, which compared to 64% during the first quarter of the year.

Mill Performance

The Company’s Mill processed a total of 183,215 tonnes during the second quarter of 2012 for an average rate of 2,013 tonnes per day, in excess of the mill’s current operating capacity of 2,000 tonnes per day. The second quarter 2012 throughput level compared to average throughput of 1,764 tonnes per day during the first quarter of 2012 and 1,790 tonnes per day during the second quarter of 2011. Higher throughput levels largely resulted from the availability of more feed from the Company’s mining operations, primarily Timmins West Mine, as well as the impact of greater mill availability, largely reflecting more effective maintenance scheduling and improvements to key parts of the milling circuit. Recoveries at the mill remained strong, reaching a new quarterly record of 96.8% during the second quarter 2012.

For the first six months of 2012 a total of 343,724 tonnes was processed for average throughput of 1,889 tonnes per day. Recoveries for the first half of the year averaged 96.07%.

On June 13, 2012, the Company announced that it was revising the timing for completion of the ongoing mill expansion to adopt a more staged approach to increasing milling capacity. As a result of the change, the mill is expected to be expanded to a capacity of 2,500 tonnes per day by late 2012 and to then achieve a capacity of 3,000 tonnes per day in 2013. The Company also announced that the total cost to complete the expansion was expected to be 10% to 25% higher than the $61 million included in the Timmins West Mine Preliminary Economic Assessment (“PEA”). Spending in 2012 is estimated at $56 million, with the remainder of expenditures to be incurred in 2013.

Timmins West Mine

The Timmins West Mine was established effective January 1, 2012, through the combination of the Timmins Deposit and adjacent Thunder Creek Deposit into a single, fully integrated mining operation given their close proximity and use of the same infrastructure. As of January 1, 2012, both deposits are in commercial production. In 2011, Timmins Deposit was in commercial production while Thunder Creek was considered an advanced exploration project.

Among the work completed at the Timmins West Mine in the first half of 2012 was sill development in the UM Zones below the 650 Level, ramping from the 370 Level at Thunder Creek down to the 395 Level, as well as ramping from the 730 Level at Thunder Creek down to the 765 Level and up to the 695 Level. The development work completed during the first half of the year is expected to contribute to higher levels of production during the second half of the year when multiple mining horizons are established at the Timmins Deposit between the 650 and 730 levels and between the 660 and 800 levels at the Thunder Creek Deposit.

A total of 18,894 ounces of gold was processed from the Timmins West Mine during the second quarter of 2012, which resulted from milling 136,455 tonnes at an average grade of 4.44 grams per tonne.

For the first six months of 2012, 29,101 ounces of gold were processed from milling 249,499 tonnes at an average grade of 3.75 grams per tonne. In the first half of 2011, 25,642 ounces (211,688 tonnes at a grade of 3.90 grams per tonne) were processed from Timmins West Mine (of which 5,064 ounces resulted from processing of 42,874 tonnes of pre-commercial production at a grade of 3.75 grams per tonne from Thunder Creek deposit).

Project spending at the Timmins West Mine, including ramp and level development expenditures and underground definition and delineation drilling, totaled $36.9 million during the first half of 2012. Timmins West Mine underground drilling was initiated to delineate two main targets; (i) the Thunder Creek Rusk and Porphyry Zones between the 600-800 metre levels and (ii) the UM Zone below the 650 metre Level at Timmins Deposit. Single drills were also allocated for the delineation of the Timmins Deposit from the 480 Footwall drill cutout, and for the upper level mineralization at Thunder Creek from the 260 metre Level drill drift, and 350 metre Level.

In the first half of 2012 a total of 4,300 metres of underground capital development was completed at Timmins West Mine and encompassed the excavation of ramps, sublevels and raises. Close to 60% of development metres were excavated at Thunder Creek and mainly related to ramp development above and below the 730 metre Level and to the excavation of major infrastructure (e.g. refuge stations, accesses to ventilation raises, escapeways and passes, etc.). At Timmins Deposit, capital development focused on establishing infrastructure on the 690 Level, 670 Level, 730 Level and 710 Level.

Approximately 58,400 metres of mostly definition and delineation underground drilling (includes 5,200 metres of underground exploration drilling) was completed at Timmins West Mine during the first half of 2012 (26,000 metres during the first quarter of the year).

On April 4, 2012, the Company announced a new reserve estimate for the Timmins West Mine, which includes 823,848 ounces of gold (4,922,180 tonnes grading 5.21 grams per tonne), all in the probable reserve category. The reserves were estimated from the conversion of existing indicated resources totaling 1,122,500 ounces (5,826,000 tonnes grading 5.99 grams per tonne). Current inferred resources of 791,500 ounces (4,272,000 tonnes grading 5.76 grams per tonne) were not included in the reserve calculation.

On February 28, 2012, the Company released the results of a PEA for the Timmins West Mine, representing the first time the resources at the Timmins and Thunder Creek deposits were evaluated as a fully integrated, long-term mining operation. The PEA estimates 10 years of production with 1.4 million ounces produced over that period; average cash operating costs of US$625 per ounce and favourable project economics based on a number of pricing and exchange rate assumptions. Total growth capital expenditures in the PEA are assumed at $160.0 million, which are expected to be incurred by the end of 2012, with an additional $225.0 million of sustaining capital to be spent beginning in 2013 and over the remainder of the estimated project life. (The PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized).

Bell Creek Mine

The Bell Creek Mine is in commercial production as of January 1, 2012. During the first half of 2012, project spending at the Bell Creek Mine (including exploration expenditures at the contiguous Vogel and Schumacher properties) totaled $8.8 million, of which $1.3 million related to exploration.

During the second quarter of 2012, a total of 46,760 tonnes was milled at an average grade of 3.83 grams per tonne for 5,532 ounces of processed gold. During the second quarter of 2011, a total of 5,666 ounces was processed from 51,045 tonnes at an average grade of 3.60 grams per tonne.

During the first half of 2012, a total of 94,225 tonnes was milled at an average grade of 4.18 grams per tonne for 12,005 ounces of processed gold. During the first half of 2011, a total of 99,670 tonnes was milled at an average grade of 4.72 grams per tonne for 14,300 ounces of processed gold.

The North A Deep ramp reached the 565 Level during the first half of 2012. A total of 723 metres of development was completed in the ramp resulting in total vertical advance of 67 metres during the first half of the year. Additional development of 163 metres in the 535 Level exploration drift was completed in support of a definition drill program targeting the North A Deep Zone, which commenced in June 2012. Development for the upper stope complexes in the North A Deep and North B zones were completed. These stopes were mined before the end of the second quarter of 2012. A total of 58.6 metres of raise was completed on the 490 Level Alimak escapeway during the second quarter. Completion of the raise development and timbering is expected during the third quarter.

On March 30, 2012, the Company announced an updated resource estimate for the Bell Creek Mine which includes 646,431 ounces in the measured and indicated categories (4,249,451 tonnes at an average grade of 4.73 grams per tonne) and 953,845 ounces in the inferred category (6,088,506 tonnes grading 4.87 grams per tonne). The updated resource estimate reflects the conversion of approximately 425,000 ounces of inferred resources from the previous resource estimate, released in the December 2010, to the measured and indicated categories, and the addition of approximately 185,000 ounces of new resources to the inferred category. The totals also reflect the impact of depletion due to mining and other activities since the previous resource estimate. The base case resource was estimated assuming a long term gold price of US$1,200 per ounce of gold and a cut off grade of 2.20 grams per tonne.

During the first half of 2012, a total of approximately 12,200 metres was drilled from underground (11,700 metres of definition and delineation drilling and 500 metres of exploration drilling), mainly focused on delineation drilling of the North A Deep vein from the 475 metre Level platform to a depth of approximately 700 metre vertical.

The decision to place the Bell Creek Mine into commercial production was made on the basis of the knowledge gained and the Company’s experience during the advanced exploration phase, and not on the basis of a completed technical report demonstrating economic and technical viability.  The Company has not completed a feasibility or pre-feasibility study on the Bell Creek Mine and has not published a reserve estimate as of the date of this MD&A. Engineering work has been initiated, and continues, on evaluation of the full economic potential of the Bell Creek property under various mine development scenarios.  Results of the ongoing drilling program will be fed into this work as they come available over the course of the year.

EXPLORATION REVIEW

In addition to considerable underground infill and delineation drilling at Timmins West Mine and Bell Creek Mine, the Company also completed approximately 27,383 metres and incurred exploration expenditures of $6.4 million related to surface drilling during the first half of 2012. Of these expenditures, $3.0 million was incurred at Fenn-Gib, $1.3 million at the Bell Creek Complex and the remainder at other projects.

Of the 27,383 metres of total surface drilling, 18,476 metres were drilled at the Fenn-Gib Project.  The drill program at Fenn-Gib was designed to expand and infill the existing mineralized structure with a goal of increasing total resources at the project from the current level of 1.30 million ounces of gold (40.8 million tonnes grading 0.99 grams per tonne) in the indicated category and 0.75 million ounces of gold (24.5 million tonnes grading 0.95 grams per tonne) in the inferred category. Based on surface drilling at Fenn-Gib, the Company announced in early May that it had extended mineralization by approximately 200 metres to the north, west and to depth with key intersections including 1.93 grams per tonne gold over 241.20 metres, 1.26 grams per tonne gold over 324.00 metres, 0.89 grams per tonne gold over 260.50 metres and 0.73 grams per tonne over 284.0 metres. At the same time, the Company announced that it identified three new exploration targets within 1.5 kilometres of the existing resource at Fenn-Gib, further highlighting the exploration potential of the project.

Of the remaining surface metres drilled in the first half of 2012, approximately 5,600 metres were at the Timmins West Complex, both along the TC-144 trend and at the Gold River project, with 3,200 metres drilled at Bell Creek. During the first quarter of 2012, updated resources were released for Timmins West Mine, Bell Creek and Gold River. The updated Gold River resource was nearly triple the ounces in the previous estimate and the double the grade. The updated Gold River resource estimate includes 117,400 ounces gold (690,000 tonnes grading 5.29 grams per tonne) in the indicated category and 1,027,800 ounces gold (5,273,000 tonnes at an average grade of 6.06 grams per tonne) in the inferred category.

Included within the updated resource at Gold River was a high-grade core of 986,000 tonnes at an average grade of 9.81 grams per tonne for 310,900 ounces situated between the 400 and 800 metre levels of the East Deposit. On June 7, 2012, the Company announced that more recent drilling had extended the mineralization in the high-grade core by 120 metres to the west and 125 metres to depth with intersections including 18.48 grams per tonne over 4.00 metres, 4.59 grams per tonne over 2.10 metres and 2.55 grams per tonne over 5.00 metres. The Company also announced that new interpretations of the area suggest the potential for additional mineralized trends to the north and south of Gold River Trend.

FINANCIAL REVIEW

The results of operations for the three and six months ended June 30, 2012 and 2011 are shown below:

	Three months ended June 30,		Six months ended June 30,
(in $’000, except the per share amounts)	2012	2011	2012	2011

Revenue	$40,739	$12,843	$65,302	$32,710
Cash cost of sales*	(23,936)	(10,284)	(39,052)	(18,751)
Cash earnings from operations*	$16,803	$2,559	$26,250	$13,959
Depreciation, depletion and share based payments	(13,609)	(4,519)	(21,795)	(9,882)
Earnings (loss) from mine operations	$3,194	$(1,960)	$4,455	$4,077
Expenses
General and administrative	(3,114)	(3,770)	(6,449)	(8,588)
Exploration	(512)	(1,370)	(1,389)	(3,095)
Loss before the undernoted	$(432)	$(7,100)	$(3,383)	$(7,606)
Other income, net	(483)	5,526	654	6,599
Share of (loss) income of investments in associates	(604)	(562)	(1,767)	790
Loss before finance items and taxes	(1,519)	(2,136)	(4,496)	(217)
Finance income (expense), net	16	(138)	40	(62)
Loss before taxes	$(1,503)	$(2,274)	$(4,456)	$(279)
Deferred tax (provision) recovery	(479)	(204)	(479)	33
Net loss	$(1,982)	$(2,478)	$(4,935)	$(246)
Net loss per share - basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.00)

* Non-GAAP measure. See “Non-GAAP measures” on page 14 of this MD&A

Summary

Net loss for the three and six months ended June 30, 2012 totalled $2.0 million and $4.9 million, respectively (or $0.00 and 0.01, respectively, per share). Net loss for the three and six months ended June 30, 2011 totalled $2.5 million and $0.2 million, respectively (or $0.01 and $0.00, respectively, per share). Cash earnings from operations were $16.8 million and $26.3 million, respectively, in the second quarter and first half of 2012 compared to $2.6 million and $14.0 million, respectively, for the same periods in 2011, mainly reflecting higher commercial gold sales and realized price in 2012. Higher cash earnings from operations for the first half of 2012 compared to 2011 were offset by higher depletion and depreciation in 2012, a one time gain of $5.1 million on the sale of one non-core property in 2011 (none in 2012) and $1.9 premium on issuance of flow through shares in 2011 (none in 2012).

Revenue

During the first half of 2012 the Company generated revenue of $65.3 million or almost double revenues in the same period in 2011. Higher commercial gold sales (39,352 ounces in first half of 2012 compared to 23,413 ounces in same period in 2011) and a higher average realized gold price (US$1,641 per ounce in the first half of 2012 versus US$1,431 per ounce in the first half of 2011) contributed to the increase in revenue compared to the same period a year earlier. In 2012, all the Company’s gold production is commercial compared to only Timmins Deposit being in commercial production in 2011. During the second quarter of 2012 the Company generated revenues of $40.7 million from the sale of 24,915 ounces compared to 12.8 million from the sale of 8,778 ounces in the second quarter of 2011.

Operating Costs

Cash operating costs in the first half of 2012 totaled $39.1 million, which represented $116 per tonne or US$963 per ounce based on the level of commercial sales during the period. Cash operating costs in the first half of 2011 totaled $18.8 million, which equated to $97 per tonne or US$819 per ounce. On a unit cost basis, cash operating costs in the first half of 2012 reflected a focus on higher cost development work during the period as the Company works towards completing the growth capital program for the Timmins West Mine by late 2012.

Cash operating costs in the second quarter of 2012 totaled $23.9 million, which represented $124 per tonne or US$916 per ounce based on the level of commercial sales during the quarter. Cash operating costs in the second quarter of 2011 totaled $10.3 million, which equated to $122 per tonne or US$1,187 per ounce.

Depreciation, depletion and share based payments

Depreciation, depletion and share based payments increased by $9.1 million and $11.9 million increase, respectively, in the second quarter and first half of 2012 compared to same periods in 2011. The increases were due mainly to two additional deposits (Thunder Creek and Bell Creek Mine) being in commercial production in 2012 compared to only Timmins Deposit in 2011.

Other Income and Expense Items

General and administrative expenses for the second quarter and first half of 2012, respectively, decreased by $0.5 million and $1.6 million compared to the same periods in 2011 (net of decrease in share-based payments expense of $0.1 million and $0.5 million, respectively, for the second quarter and first half of 2012 compared to same periods in 2011); general and administrative expenses in the first half of 2011 were higher than normal due to the Company’s work on the AMEX listing, restructuring costs and other payroll related expenditures and corporate development activities.

Exploration expenses, which include green field exploration expenditures, in the second quarter and first half of 2012 decreased by $0.9 million and $1.7 million, respectively, compared to the same periods in 2011 reflecting the Company focus on the operations and development activities.

Included in other income in first half of 2011 is a one time gain of $5.1 million related to the sale of non-core properties (none in 2012) and a $1.9 million premium on the issuance of flow through shares (none in 2012). Excluding these two items, other income in first half of 2012 is comparable to 2011.

Share of (loss) income on investments in associates represents the Company’s proportionate share of the (losses) income relating to its equity investments (investments in Northern Superior Resources Inc., RT Minerals Corp. and Golden Share Mining Corporation) as well as dilution gain or losses for the periods.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Revenue	$40,739	$24,563	$14,760	$18,763
Earnings from mine operations	$3,194	$1,261	$5,167	$4,501
Finance income, net	$16	$24	$119	$553
Net loss	$(1,982)	$(2,953)	$(5,462)	$(5,169)

Net loss per share* - basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.01)

Fiscal quarter ended	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
Revenue	$12,843	$19,867	$0	$0
(Loss) earnings from mine operations	$(1,960)	$6,037	$0	$0
Finance (expense) income, net	$(138)	$76	$(2,716)	$2,787
Net (loss) earnings	$(2,479)	$2,233	$(3,271)	$(1,888)
Net (loss) earnings per share* - basic and diluted	$(0.01)	$0.01	$(0.01)	$(0.01)

* Net (loss) earnings per share is calculated based on the weighted average number of shares outstanding for the quarter

The Company generated pre-production revenue prior to December 31, 2010 but had no mines in commercial production. Earnings from mine operations in the quarters of 2011 include commercial production on the Timmins Deposit of Timmins West Mine. Earnings from mine operations in the first half of 2012 include commercial production on Timmins West Mine (including Thunder Creek Deposit) and Bell Creek Mine.

The increase in earnings from mine operations in the second quarter of 2012 compared to the first quarter of the year is mainly due to higher commercial revenues and ounces sold ($40.7 million of revenues and 24,915 ounces sold in the second quarter of 2012 compared to $24.6 million of revenues and 14,437 ounces sold in the first quarter of the year).

The Company recorded a loss from mine operations of $2.0 million in the second quarter of 2011 compared to earnings from operations between $4.5 million and $6.0 million in the other quarters, with the loss in the second quarter mainly reflecting lower production levels and higher costs than in the other quarters as grades during the second quarter were affected by broader zones of mineralization and delays in mining the UM Zone at Timmins Deposit. Production levels and cash operating costs improved over the balance of the year. Loss in the second quarter was partially offset by a $5.1 million gain on sale of a non-core property to Golden Share.

The Company recorded net earnings of $2.2 million in the first quarter of 2011 as compared to net losses in the other quarters of the year. Net earnings in the first quarter were due to higher revenues from gold sales (higher production), lower cash costs, higher other income (mostly due to a gain on the mark to market of warrant investments) as compared to other quarters. In addition, during the first quarter the Company recorded a dilution gain on its investment in associates, while in the other quarters of the year the Company recorded a loss from its investment in associates (the Company’s share of loss on investment in associates).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is in commercial production at both of its mines effective January 1, 2012, while in 2011 only the Timmins Deposit of Timmins West Mine was in commercial production; proceeds from non-commercial production are recorded as pre-production revenues.

In the second quarter of 2012, the Company generated revenues of $40.7 million compared to $24.6 million of revenue and $6.7 million of pre-production revenues (proceeds from sale of bullion inventory of Thunder Creek Deposit and Bell Creek Mine production prior to January 1, 2012) in the first quarter of the year; in the second quarter of 2011, the Company generated revenues of $12.8 million and pre-production revenue of $14.9 million ($19.9 million revenue and $26.7 million pre-production revenue in the first quarter of 2011).

During the first half of 2012, the Company generated $13.8 million from operating activities compared to $8.8 million in same period in 2011, reflecting higher commercial revenue generated in the first half of 2012 compared to 2011. Changes in non-cash working capital items, depletion and depreciation, other income and expense, share of loss of investments in associates, finance income, and share-based payments expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Advances and receivables at June 30, 2012 of $7.1 million are $0.8 million higher than the amount at December 31, 2011. The increase is mainly due to higher sales tax receivable in 2012 compared to December 31, 2011. Accounts payable and accrued liabilities of $34.2 million at June 30, 2012 are comparable to the balance at December 31, 2011 ($34.4 million).

Net cash used in investing activities in the first half of 2012 totalled $82.5 million compared to $42.4 million in the same period in 2011. The increase is mainly due to higher pre-production revenues in 2011 compared to 2012 ($6.7 in the first half of 2012 as compared to $41.6 in the first half 2011).

On June 14, 2012, the Company signed a definitive agreement with Sprott  for a credit facility (the “Facility”) totaling up to $70.0 million, secured over the material assets of the Company. The Facility involves two components, a $35.0 million gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35.0 million, maturing on January 1, 2015. The agreement closed subsequent to quarter end on July 16, 2012, on which date the Company received the $35.0 million (the Gold Loan). On June 27, 2012, as provided on the Facility agreement, the Company issued to Sprott 5,000,000 common shares of Lake Shore Gold; the Company incurred additional transaction costs of $1,090 related to the agreement.

The Gold Loan will be repaid through 29 monthly cash payments (starting on January 31, 2013 with the final payment on May 31, 2015) based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment; the Gold Loan provides for minimum a 5% return to Sprott.

The Standby Line will bear interest at 9.75%, compounded monthly, and matures on January 1, 2015. The Standby Line will be made available from November 1, 2012 to March 31, 2013 through two drawdowns with a minimum amount for each drawdown of $10.0 million. A drawdown fee of 2% will be charged on the principal amounts drawn. The Company has the option of extending the drawdown period for an additional year from December 31, 2013, upon payment of 4% of the then outstanding principal of the Standby Line (the “rollover” fee). Both the drawdown and rollover fees can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

On June 13, 2012, concurrent with the signing of definitive agreement for the Sprott Facility agreement, the Company amended (the “Amendment”) the revolving credit facility with UniCredit Bank AG (“UniCredit). The original agreement with UniCredit was entered into on February 28, 2011 and provided for a US$50.0 million three-year corporate revolving facility (the “Revolving Facility”) secured over the material assets of the Company.

The main provisions of the Amendment include an increase of 1% of the interest rate on the Revolving Facility (the interest rate is based on a 90 day LIBOR plus an amended applicable rate of to 4.5%-5.5% based on specific EBITDA/Debt ratios), principal monthly payments of US$1.5 million starting from January 2, 2013 until maturity at the option of UniCredit, and the inclusion of gold production covenants to the agreement (20,000 ounces of production for each of the second and third quarter of 2012, 24,000 ounces for fourth quarter of 2012, 30,000 ounces of for each of the quarters of the 2013 fiscal year and 40,000 ounces for the first quarter of 2014). As a result of the amended provision for the monthly payment of US$1.5 million to UniCredit (at UniCredit option), at June 30, 2012 the Company reclassed $9.2 million of the debt facility to current from long-term.

At June 30, 2012, the Company is in compliance with the UniCredit debt covenants.

On March 7, 2012 the Company closed royalty and equity investment transactions with Franco-Nevada Corporation (“Franco-Nevada) resulting in total consideration to the Company of approximately $50 million. Franco-Nevada paid to the Company US$35.0 million for a 2.25% net smelter return royalty on the sale of minerals from the Company’s Timmins West Complex, and $15.0 million to acquire 10,050,591 common shares of the Company on a private placement basis at a 5% premium to the 10-day volume average weighted price.

OUTSTANDING SHARE CAPITAL

As at August 9, 2012, there were 415,293,260 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
2,310,367	$0.00-$0.99
5,390,418	$1.00-$1.99
689,750	$2.00-$2.99
8,523,000	$3.00-$3.99
2,144,500	$4.00-$5.00
19,058,035

WARRANTS:

Date issued	Number of warrants	Exercise price	Expiry date

October 7, 2011	150,000	$3.00	October 6, 2013

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. Total cash costs per gold ounce are derived from amounts included in the Consolidated Statements of Comprehensive (Income) loss and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-base payment expenses and reclamation costs as well as royalty expense. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounce of gold is reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (loss) as follows:

	Second quarter 2012	First quarter 2012	Second quarter 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Production costs ($’000)	$24,157	$15,310	$10,664	$39,467	$19,599
Less share based payments ($’000)	(221)	(194)	(380)	(415)	(848)
Less royalties	(825)	(172)	—	(997)	—
Cash operating costs, before royalties ($’000)	$23,111	$14,944	$10,284	$38,055	$18,751
Commercial gold sales (ounces)	24,915	14,437	8,778	39,352	23,413
Cash costs per ounces of gold ($/ounce)	$928	$1,035	$1,172	$967	$801
Cash costs per ounces of gold (US$/ounce)	$916	$1,034	$1,187	$963	$819

Total cash cost per tonne

Total cash cost per tonne is calculated by dividing the cash cost of sales (as defined below) to gold ounces sold in a period, the later multiplied by the average grade processed and the recovery realized at the mill for that period.

Cash cost of sales

Total cash costs of sales are derived from amounts included in the Consolidated Statements of Comprehensive Income (loss) and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from mine operations

Cash earnings from operations are determined by deducting cash cost of sales from revenues recognized in the period.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Timmins Deposit reached the operating levels intended by management on January 1, 2011; management determined that the Thunder Creek Deposit and Bell Creek Mine reached commercial production effective January 1, 2012.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that for its Canadian entities (the Company, LSG Holdings and West Timmins), the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican peso.

KEY SOURCES OF ESTIMATION UNCERTAINTIES

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the six months ended June 30, 2012.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations, and the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of CGUs. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the estimated recoverable amount of the mining interests In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGUs or other assets may, over time, result in impairment charges causing the Company to record material losses.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, preferred share units (“PSUs”) and deferred share units (“DSUs”) in accordance with the Company’s accounting policy. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2011.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2011. There were no material changes in the internal controls over financial reporting during the first half of 2012, other than the Company implementing the necessary internal controls to reflect commercial production at its Bell Creek Mine and Thunder Creek Deposit of Timmins West Mine effective January 1, 2012.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2011, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first half of 2012.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the

Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs is to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish.

Underground drilling at the Timmins West and Bell Creek mines utilizes three different core sizes including NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; and BQTK which has a core diameter of 40.7mm.  Most underground definition and delineation drilling is done with AQTK or BQTK and most underground exploration with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK and AQTK sized core being whole core sampled and selected BQTK from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is  stored in a secure location.

Gold analysis for underground drill core has utilized four analytical laboratories.  All exploration drill core is analyzed at either ALS Canada Ltd.(2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay) and drill core from test holes and production oriented drilling at either Cattarello Assayers Inc. located at 475 Railway Street, Timmins or Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. All analysis for surface exploration drill core is conducted by ALS Canada Ltd.  ALS Chemex is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms with requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579). Lake Shore Gold Corp’s Bell Creek mill laboratory and Cattarello Assayers Inc. are not ISO registered.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for surface diamond drilling projects at the Timmins West Mine Complex,  Bell Creek Mine Complex; Fenn-Gib property and Casa Berardi optioned property are Jacques Samson, P.Geo. and Keith Green, P.Geo. Dean Crick, P.Geo. is the QP for  underground drilling at the Timmins West Mine and Bell Creek Mine properties.  Reno Pressacco, P.Geo is the QP for the current resource estimate at the Marlhill Deposit. Ralph Koch, P.Geo is the QP for the current resource estimate at the Bell Creek property and portions of the Timmins West Mine. Bob Kusins, P.Geo. is the QP for resource estimation for portions of the Timmins West Mine and at all remaining Company properties. As QPs, Messrs. Samson, Green, Crick, Koch and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.  Messrs., Samson, Green, Koch, Kusins and Crick are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2011, its Annual Information Form for the year ended December 31, 2011, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.